UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

✓	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
[ ] For the transition period from to

Commission file number: 1-11906

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Savings Plan for Employees of Measurement Specialties, Inc.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Measurement Specialties, Inc.
1000 Lucas Way
Hampton, VA 23666

Savings Plan for Employees of Measurement Specialties, Inc.

Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2006 and December 31, 2005	2

Statement of Changes in Net Assets Available for Benefits for the Year then Ended December 31, 2006	3

Notes to Financial Statements	4 - 7

Supplemental Schedule

Schedule of Assets (Held at End of Year)	8

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

Signature	9

Exhibit Index

Exhibit 23.1: Consent of Independent Registered Public Accounting Firm	10

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the
Savings Plan for Employees of Measurement Specialties, Inc.

We have audited the accompanying statements of net assets available for benefits of the Savings Plan for Employees of Measurement Specialties, Inc. as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Goodman & Company, L.L.P.

Norfolk, Virginia
June 26, 2007

Savings Plan for Employees of Measurement Specialties, Inc.

Statements of Net Assets Available for Benefits

December 31,	2006	2005

Cash	$—	$884

Investments	13,083,079	11,935,259

Receivables
Employer contributions	517,647	244,264
Net assets available for benefits	$13,600,726	$12,180,407

The accompanying notes are an integral part of these financial statements.

Savings Plan for Employees of Measurement Specialties, Inc.

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$445,912
Interest and dividends	414,005
859,917
Contributions
Participant	1,036,463
Employer	517,149
Rollovers	786,418
2,340,030

Transfers from another plan	673,171
Total additions	3,873,118

Deductions from net assets attributed to
Benefits paid to participants	2,450,797
Administrative expenses	2,002
Total deductions	2,452,799

Net change	1,420,319

Net assets available for benefits
Beginning of year	12,180,407
End of year	$13,600,726

The accompanying notes are an integral part of these financial statements.

Savings Plan for Employees of Measurement Specialties, Inc.

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of Plan

The following description of the Savings Plan for Employees of Measurement Specialties, Inc. (Plan) provides general information only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by Measurement Specialties, Inc. (Company) covering substantially all employees who have ninety days of service and are eighteen years or older. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute up to 50 percent of pretax annual compensation, as defined in the Plan. The Company may provide a matching contribution equal to a discretionary percentage. Participants direct the investments of all contributions and the employer contributions into various investment options offered by the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings, and charged with an allocation of administrative expenses, where applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contributions portion of their accounts is based on years of service, as defined. A participant is 100% vested after four years of credited service.

Participant Loans

Participants may borrow from their accounts amounts up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5 percent to 10.5 percent, which are commensurate with local prevailing rates. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service a participant may elect to receive the value of his or her vested account as a lump sum distribution.

Forfeited Accounts

Forfeitures of the Company’s contributions are used to reduce matching contributions or plan expenses.

2.	Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are primarily stated at fair value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31, 2006 and 2005.

	December 31,
	2006		2005
Measurement Specialties, Inc., 89,220 and 92,871 shares, respectively		$1,930,729	$2,261,398
Dreyfus S&P 500 Index Fund, 27,475 and 25,167 shares, respectively		$1,099,006	914,834
Calvert Large Cap Growth Fund - A, 24,727 and 24,691 shares, respectively		$783,612	748,388
PIMCO Total Return Fund, _557,893___and 62,038 shares, respectively	$	*	651,402
Fidelity Prime Fund, 1,640,093 and 1,805,495 shares, respectively		$1,640,093	1,805,495
Fidelity Advisor Diverse International Fund, 80,728 and 75,100 shares, respectively		$1,821,215	1,570,333
Fidelity Advisor Freedom 2020 Fund, 49,571 and 50,656 shares, respectively	$	*	623,570
Fidelity Advisor New Insights Fund, 95,050 and 115,183 shares, respectively		$1,738,463	1,908,575
Fidelity Advisor Mid Cap II Fund, 41,319 and 46,519 shares, respectively	$	*	678,244

*	Investment does not represent 5 percent or more of the Plan’s net assets at end of the year.

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by 445,912 as follows:

Mutual Funds	$676,111
Common stock	(230,199)
$445,912

4.	Related Party Transactions

The Plan invests in various fund accounts managed by the trustee, Fidelity Investments Institutional Services Company, Inc. as well as shares of stock in the Company. At December 31, 2006, the Plan held 89,220 shares of Measurement Specialties, Inc. common stock with a fair value of $1,930,729. At December 31, 2005, the Plan held 92,871 shares of Measurement Specialties, Inc. common stock with a fair value of $2,261,398.

Certain administrative functions are performed by the officers and employees of the Company (who may be participants in the Plan) at no cost to the Plan. These transactions are not deemed prohibited transactions because they are covered by the statutory administrative exemption from the Internal Revenue Code’s and the ERISA’s rules on prohibited transactions.

5.	Tax Status

The Company has adopted a prototype plan document and is relying on the prototype sponsor’s opinion letter from the Internal Revenue Service dated October 9, 2003 The letter states that the prototype and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the prototype plan has been amended since receiving the opinion letter, the prototype sponsor and the plan administrator believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Plan Termination

Although it has not expressed its intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their employer contributions.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2006	2005

Net assets available for benefits per the financial statements	$13,600,726	$12,180,407
Cash	—	(884)
Employer contributions receivable	(517,647)	(244,264)
Net assets available for benefits per the Form 5500	$13,083,079	$11,935,259

The following is a reconciliation of contributions per the financial statements to the Form 5500:

Contributions per the financial statement	$2,340,030
Contributions receivable - December 31, 2006	(517,647)
Contributions receivable - December 31, 2005	244,264
Contributions per Form 5500	$2,066,647

The following is a reconciliation of total income per the financial statements to the Form 5500:

Total income per the financial statements	$859,917
Miscellaneous	884
Total income per Form 5500	$860,801

* * * *

Savings Plan for Employees of Measurement Specialties, Inc.
Schedule of Assets (Held at End of Year)
Schedule H, Line 4i

EIN 22-2378738 Plan 001

December 31, 2006

	Identity of issue, borrower, lessor, Or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
*	Dreyfus	27,475	Shares of S&P 500 index fund	$1,099,007
	Calvert	24,727	Shares of Large Cap Growth Fund-A	783,612
	PIMCOimco	57,893	Shares of Total Return Fund	600,930
	Measurement Specialties, Inc.	89,220	Shares of common stock	1,931,425
*	Fidelity	1,640,093	Shares of Prime Fund	1,640,093
	Fidelity Advisor	9,836	Shares of Equity Income Fund	310,629
	Fidelity Advisor	80,728	Shares of Diverse International Fund	1,821,215
	Fidelity Advisor	49,571	Shares of Freedom 2020 Fund	654,344
	Fidelity Advisor	95,050	Shares of New Insights Fund	1,738,463
	Fidelity Advisor	9,621	Shares of Value Fund	292,551
	Fidelity Advisor	41,319	Shares of Mid Cap II Fund	666,067
	Participant loans		Maturing through October 17, 2011, interest rates ranging from 5.00% to 10.50%, collateralized by participant accounts	149,665
	Loomis	7,148	Share of Bond Admin Fund	101,709
	Federated	10,762	Shares of Kaufman Fund	60,915
	Mainstay	8,575	Shares of High Yield Bond Fund	55,738
	RS	5,811	Shares of Partners A	203,675
	Fidelity Advisor	2,851	Shares of Health Care Fund	62,932
	Fidelity Advisor	2,581	Shares of Technology Fund	46,407
	Fidelity Advisor	3,626	Shares of Small Cap Fund	80,285
	Fidelity Advisor	19,075	Shares of 2010 Freedom Fund	229,091
	Fidelity Advisor	12,651	Shares of Freedom Fund 2030	176,230
	Fidelity Advisor	4,932	Shares of Freedom Fund 2040	70,679
	Fidelity Advisor	4,453	Shares of Freedom Fund	47,251
	Fidelity Advisor	780	Shares of Freedom 2005	9,042
	Fidelity Advisor	5,187	Shares of Freedom 2015	62,967
	Fidelity Advisor	11,617	Shares of Freedom 2025	148,233
	Fidelity Advisor	3,045	Shares of Freedom 2035	39,926
				$13,083,079

*	- Identified as a party-in-interest.

See report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings Plan for Employees of Measurement Specialties, Inc.

/s/ Jeffrey Kostelni

Jeffrey Kostelni
Vice President of Finance
The Plan Administrator

Date: June 29, 2007